UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                             :
          In the Matter of                   :
                                             :    CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.               :            TO
                                             :          RULE 24
          File No. 70-8719                   :
                                             :
 (Public Utility Holding Company Act of 1935):
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 30, 1996.

           On April 8, 1998, the Company issued and sold, by negotiated public offering, to Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Salomon Brothers Inc, as underwriters, $80 million in aggregate principal amount of the Company's General and Refunding Mortgage Bonds, 6.45% Series due April 1, 2008 ("Bonds"), issued pursuant to the Twelfth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(b)    -     Execution   form   of   Twelfth
                         Supplemental Indenture relating  to  the
                         Bonds.

          Exhibit B-2(b)   -    Execution  form  of  Underwriting
                         Agreement relating to the Bonds.

          Exhibit C-3(b)   -    Copy of the Prospectus being used
                         in connection with the sale of the Bonds
                         (previously filed in Registration No. 33-
                         50507   and   incorporated   herein   by
                         reference).

          Exhibit F-2(b)   -    Post-effective opinion of Reid  &
                         Priest LLP, counsel for the Company.

          Exhibit F-3(a)   -    Post-effective opinion of Ann  G.
                         Roy, Esq., Senior Counsel-Corporate  and
                         Securities,   Entergy  Services,   Inc.,
                         General Counsel for the Company.


           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 16th day of April, 1998.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:    /s/ Louis E. Buck
                                          Louis E. Buck
                                          Vice President
                                   and Chief Accounting Officer